Richard Coyle Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3724 rcoyle@chapman.com

September 26, 2025

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets

100 F Street, N.E.
Washington, D.C. 20549

Re:	Bitwise Solana Staking ETF
File No. 333-283391

Dear Ms. Tillan, Mr. Brunhofer, Mr. Lin and Mr. Dobbie:

This letter responds to your comments regarding the registration statement filed on Form S-1 for the Bitwise Solana Staking ETF (formerly, the Bitwise Solana ETF) (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on September 12, 2025 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Prospectus Summary – Staking, page 3

You state here that the Sponsor anticipates that it will engage in staking with respect to ___% of the Trust's Solana, except as necessary to pay (i) the Sponsor Fee, (ii) any fees and expenses not assumed by the Sponsor; and (iii) to meet redemption requests. To the extent you expect the actual staking percentage to be dynamic, please tell us, with a view towards revised disclosure, whether a current percentage of the Trust’s SOL being staked will be made publicly available to investors on a regular basis, including on your website or otherwise.

Response to Comment 1

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below, with the commitment to include on the Trust’s website on a daily basis the percentage of its Solana that is currently being staked.

Under normal circumstances, the Sponsor anticipates that it will engage in staking with respect to approximately 100% of the Trust’s Solana, except for Solana reserved by the Sponsor in its sole discretion to facilitate foreseeable redemption transactions, pay Trust fees and expenses or otherwise protect the Trust and its assets. The Trust will disclose on its website the percentage of the Trust’s Solana that was staked as of the beginning of each trading day.

September 26, 2025

Comment 2 – Staking – Liquidity Policies and Procedures, page 85

We note your response to prior comment 3. Please confirm your understanding that we may have additional comments upon review of a materially complete description of your staking program liquidity risk policies and procedures.

Response to Comment 2

The referenced portion of the Registrant Statement has been revised to include a materially complete description of the Trust’s liquidity risk policies and procedures.

* * * * * * * *

Please call me at (312) 845-3724 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp

By:	/s/ Richard Coyle
Richard Coyle